June 8, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Franklin Wyman, Mr. Kevin Kuhar, Mr. Joshua Gorsky and Mr. Tim Buchmiller

Re:	60 Degrees Pharmaceuticals, Inc.
Amendment No. 4 to Form S-1
CIK No. 0001946563

Dear Mr. Wyman, Mr. Kuhar, Mr. Gorsky and Mr. Buchmiller:

On behalf of 60 Degrees Pharmaceuticals, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 6, 2023 with respect to the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (the “Form S-1/A4”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 5 to the Form S-1 (the “Form S-1/A5”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 4 to Registration Statement on Form S-1, filed June 1, 2023

Selling Stockholders, page A-16

1. We note your revisions in response to prior comment 1. However, we continue to note that the number of shares offered by the selling stockholders, as indicated under the column "Shares Offered by this Prospectus," does not appear to total the 2,224,763 shares of common stock indicated in the heading on the cover page of the resale prospectus. In this regard, we note that the shares offered by the selling stockholders do not appear to include the 231,917 shares of common stock issuable upon the exercise of warrants that are to be issued on the date of effectiveness of the registration statement and that are indicated as being offered in your resale prospectus in clause (iv) of the first paragraph of the resale prospectus cover page. Please revise or advise as appropriate.

The Company respectfully acknowledges the Staff’s comment and has updated the number of shares in the column “Shares Offered by this Prospectus” in the selling stockholders table in the resale prospectus.

Notes to Unaudited Consolidated Condensed Financial Statements

2. Summary of Significant Accounting Policies

Research and Development Costs, page F-36

Please expand your disclosure to include information in your response, regarding key terms governing these share-based payments, particularly the absence of any vendor performance or repayment obligations, the nature and timing of services that you expect each of these vendors to provide and factors that you considered in determining the likelihood of service delivery in future periods. Also, disclose the identity of executives surrendering their Founder Shares and the purpose of these share cancellations.

The Company respectfully acknowledges the Staff’s comment. The Company has expanded the disclosure in the Notes to Unaudited Consolidated Condensed Financial Statements 2. Summary of Significant Accounting Policies Research and Development Costs, page F-36 as follows (added text bolded):

“The Company accounts for research and development costs in accordance with ASC subtopic 730-10, “Research and Development” (“ASC 730-10”). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Prepaid research and development costs are deferred and amortized over the service period, as the services are provided.

The Company recorded $123,994 in research and development costs expense during the three months ended March 31, 2023 ($63,057 for the three months ended March 31, 2022). During the three months ended March 31, 2023, the Company deferred prepaid research and development costs in exchange for share-based payments of 525,000 common stock shares and 405,000 common stock shares to nonemployees, Kentucky Technology Inc. and Florida State University Research Fund, Inc, respectively. The agreements with these nonemployees do not include any provisions to claw back the share-based payments in the event of nonperformance by the nonemployees. Subject to applicable federal and state security laws, the nonemployees can sell the received equity instruments. Kentucky Technology Inc. is expected to render research and development services to identify of a combination drug partner for tafenoquine over a period of one year. Florida State University Research Fund, Inc. is expected to render research and development services related to development of celgosivir over a period of up to five years. At March 31, 2023, the Company recorded $3,030,000 current unamortized deferred prepaid research and development costs ($0 at March 31, 2022) and $1,532,342 non-current unamortized deferred prepaid research and development costs ($0 at March 31, 2022).”

The Company has expanded the disclosure in the Notes to Unaudited Consolidated Condensed Financial Statements 6. Capitalization And Equity Transactions, page F-41 as follows (added text in bold):

“…During the three months ended March 31, 2023, the Board of Directors, with the consent of Tyrone Miller and Geoffrey S. Dow, respectively, approved resolutions to cancel 192,101 shares of common stock issued to Tyrone Miller and 1,258,899 shares of common stock issued to the Geoffrey S. Dow Revocable Trust to allow the Company to issue new shares to vendors in exchange for valuable services to be provided for use in the Company’s operations. The cancelled shares represented approximately 61% of the issued and outstanding shares as of December 31, 2022. During the three months ended March 31, 2023, the Company issued a total of 1,443,000 shares of common stock to certain vendors as prepayment for services to be provided to the Company. As of March 31, 2023, 2,378,009 shares have been issued and were outstanding.”

3. In this regard, your response states that the vendors have no obligation to deliver goods or render services in the future to retain the equity instruments. Your response also notes that the Company will receive a future benefit as the vendors perform services or provide goods. Please explain your basis for deferring $6.3 million of these compensation costs, when no future performance obligation exists for any of these vendors or clarify the apparent discrepancy in your response. Refer us to the technical guidance upon which you relied.

The Company respectfully acknowledges the Staff’s comment. During the three months ended March 31, 2023, the Company issued 1,443,000 shares of common stock of the Company to vendors prior to the commencement of services by or receiving goods from the vendors. The issued shares of common stock of the Company were determined to be share-based payments under the guidance of ASC 718 – Compensation – Stock Compensation, as the share-based payments were issued to nonemployees in exchange for services to be used in the Company’s operations. The agreements with the vendors do not include any provisions to claw back the share-based payments in the event of nonperformance by the vendors. Accordingly, these share-based payments were non-refundable advance payments to the vendors for services the company anticipates receiving. Subject to applicable federal and state security laws, the vendors can sell the received equity instruments.

1,150,000 of the 1,443,000 shares were issued to four vendors: Kentucky Technology, Inc. (Kentucky) (525,000 shares), Florida State University Research Foundation, Inc (FSURF) (405,000 shares), Trevally, LLC (Trevally) (120,000 shares) and Carmel, Milazzo & Feil LLP (Carmel) (100,000 shares). These agreements have been provided in this submission on a confidential basis only for the purposes of facilitating SEC review. A brief summary of the nature of the agreements with each vendor, together with the Company’s expectation about future value to be provided, is outlined below:

FSURF: The Company has entered into a services agreement (as amended) in which the Company issued shares as consideration for the performance of research and development services related to advancement of the Company’s antiviral product, celgosivir. The first research project will be the provision of consulting services by the University throughout the duration of the agreement. Thereafter, the agreement calls for the funding of additional research and development services of mutual interest to FSURF and the Company using the proceeds of sale of the Company’s shares by FSURF, triggered by the issuance of a purchase order by the Company. Until additional projects are added in such a manner, the Company has elected to expense the pre-paid asset over a period of five years (the approximate estimated duration of provision of services) on a pro-rata basis. The Company has high confidence that FSURF will execute the desired services, because its investigators have a professional scientific interest in advancing celgosivir into human clinical trials, and the University has licensed intellectual property related to celgosivir for COVID-19 and other viral diseases to the Company.

KENTUCKY: The Company has entered into a relationship with Kentucky, in which the Company issued shares as consideration for the performance of research and development services related to advancement of a potential combination drug for malaria, for which one of the components is tafenoquine, the active ingredient in the Company’s FDA approved malaria drug Arakoda. As currently written, the deliverable is for the University to provide the following: “Dr. Kiplin Guy’s lab at the University will provide a written assessment of the potential combination partners for tafenoquine for commercial development for radical cure of malaria caused by any malaria species.” Dr. Kiplin Guy is a prominent malaria researcher and has recently published data for an antimalarial drug, SJ733 (see https://pubmed.ncbi.nlm.nih.gov/35598441/), which the Company believes would be a good combination partner drug for Tafenoquine. Dr. Kiplin Guy and the Company’s CEO have known each other for twenty years. Based on the strength of that relationship, the Company has high confidence that the services agreement will be performed as outlined in the Agreement. The Company is hopeful that the agreement may ultimately lead to a valuable licensing opportunity for the Company. Initially, the Company has elected to expense the prepaid asset over 12 months since this is approximate timeline for the first deliverable, but may extend that timeline if the scope of the agreement changes in the future.

TREVALLY: Trevally is a private company that manufactures research chemicals including the botanical precursor of celgosivir, castanospermine. Per the agreement, Trevally will provide the castanopsermine at kilogram scale, which is not possible to obtain commercially through any other source at such scale, and certainly not with lead times the Company can control. Castanospermine is stable for many years and is a required starting material to support the manufacture of GMP-grade celgosivir for clinical studies. Clinical studies with celgosivir could occur at any time in the next five years, and securing a supply of critical starting material will ensure it will be control of the manufacturing timeline to support such clinical studies. The Company expects delivery of the castanospermine in the next twelve months and so has recorded a short term vendor deposit. Upon delivery of the castanospermine, the Company will relieve the prepaid asset and record an inventory asset.

CARMEL: In an agreement dated January 2, 2023, the Company issued shares in exchange for valuable legal services to be provided over the next year. Since the services weren’t performed at the time the shares were granted, the Company booked the shares as a pre-paid expense to be expensed as the services are provided. In two modifications in May 2023 and June 2023, the agreement was amended to clarify the services, by extending the period over which the services will be provided. These amendments were not determined to be a material subsequent event to the March 31, 2023 financial statements.

The Company considered the following guidance in ASC 718-10-35-1B to evaluate when to recognize the compensation cost associated with the share-based payments (emphasis added in bold):

If fully vested, nonforfeitable equity instruments are granted at the date the grantor and nonemployee enter into an agreement for goods or services (no specific performance is required by the nonemployee to retain those equity instruments), then, because of the elimination of any obligation on the part of the nonemployee to earn the equity instruments, a grantor shall recognize the equity instruments when they are granted (in most cases, when the agreement is entered into). Whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity under the requirements of paragraph 718-10-45-3) depends on the specific facts and circumstances.

Based on the terms of the agreements described in the previous paragraph, the Company concluded the grants were fully vested, nonforfeitable equity instruments the date the Company and the vendors entered into the agreements for goods or services and no specific performance is required by the vendors to retain those equity instruments. The Company determined the equity instruments should be recognized when the agreements were entered into.

For the 930,000 shares issued in exchange for research and development services to FSURF and Kentucky, the Company next considered guidance in ASC 730 – Research and Development, to determine if the cost qualifies for deferral as a prepaid R&D asset. Specifically, ASC 730-20 states the following:

ASC 730-20-25-13 Nonrefundable advance payments for goods or services that have the characteristics that will be used or rendered for future research and development activities pursuant to an executory contractual arrangement shall be deferred and capitalized. The guidance in this paragraph does not apply to refundable advance payments for future research and development activities. An entity shall not apply the guidance in this paragraph by analogy to other types of advance payments.

ASC 730-20-35-1 Nonrefundable advance payments capitalized under paragraph 730-20-25-13 shall be recognized as an expense as the related goods are delivered or the related services are performed. An entity shall continue to evaluate whether it expects the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the advance payment capitalized under paragraph 730-20-25-13 shall be charged to expense. The guidance in this paragraph does not apply to refundable advance payments for future research and development activities. An entity shall not apply the guidance in this paragraph by analogy to other types of advance payments.

At the reporting date the Company expects the R&D services to be rendered by vendors and in accordance with the above guidance has deferred the share-based compensation cost as a prepaid research and development asset. As discussed in Question 2 above, the Company will clarify in its disclosures the basis for deferral of these costs as a prepaid asset and provide guidance on when it expects the related R&D services to be rendered and prepaid amounts to be recognized as R&D expense.

For the 513,000 shares issued in exchange for other goods and services, including the 120,000 shares and 100,000 shares issued to Trevally and Carmel, respectively, the Company next considered guidance in ASC 340 – Other Assets and Deferred Costs, to determine if the cost qualifies for deferral as a prepaid asset. Specifically, ASC 340-10-05-4 states the following (emphasis added in bold):

Prepaid expenses are a category of assets that are typically used up or expire within the normal operating cycle of an entity. The term derives from the fact that they are paid in advance of their use or consumption.

The Company evaluated whether the shares were issued for services or goods in advance of their use or consumption. $475,000 of cost of shares were for services or goods provided and recognized as an immediate expense. For services or goods that had not been received, the Company expects the services to be rendered or goods to be provided by vendors and in accordance with the above guidance has deferred the share-based compensation cost as a prepaid asset. For the three months ended March 31, 2023, $475,000 of cost of shares were for services or goods provided and recognized as an immediate expense. On March 31, 2023, $1,760,333 of cost of shares were deferred as a prepaid asset. The Company has clarified in Notes to Unaudited Consolidated Condensed Financial Statements 2. Summary of Significant Accounting Policies Share-Based Payments, page F-38, the basis for deferral of these costs as a prepaid asset and provide guidance on when it expects the related services to be rendered or goods to be received and prepaid amounts to be derecognized as follows (added text in bold):

“The Company measures compensation for all share-based payment awards granted to employees, directors, and nonemployees, based on the estimated fair value of the awards on the date of grant. For awards that vest based on continued service, the service-based compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. For service vesting awards with compensation expense recognized on a straight-line basis, at no point in time does the cumulative grant date value of vested awards exceed the cumulative amount of compensation expense recognized. The Company accounts for forfeitures as they occur.

For fully vested, nonforfeitable equity instruments that are granted at the date the Company and nonemployee enter into an agreement for goods or services, the Company recognizes the equity instruments when they are granted. The corresponding cost is recognized as an immediate expense or a prepaid asset depending on the specific facts and circumstances of the agreement with the nonemployee. For the three months ended March 31, 2023 and 2022, 513,000 and 0 common stock shares, respectively, were issued as fully vested, nonforfeitable equity instruments to nonemployees. The agreements with the nonemployees do not include any provisions to claw back the share-based payments in the event of nonperformance by the nonemployees. Subject to applicable federal and state security laws, the nonemployees can sell the received equity instruments. 120,000 and 100,000 of the common stock shares issued during the three months ended March 31, 2023 were issued to Trevally, LLC and Carmel, Milazzo & Feil LLP, respectively. Before March 31, 2024, Trevally, LLC is expected to provide castanopsermine, a stable starting material to support the manufacture of good manufacturing grade (GMP)-grade celgosivir for clinical studies. At March 31, 2023 Carmel, Milazzo & Feil LLP was expected to provide legal services before March 31, 2024. At March 31, 2023, the Company recorded $1,760,333 current unamortized deferred prepaid assets ($0 at March 31, 2022).

For awards that vest upon a liquidity event or a change in control, the performance condition is not probable of being achieved until the event occurs. As a result, no compensation expense is recognized until the performance-based vesting condition is achieved, at which time the cumulative compensation expense will be recognized.”

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP